7-11 boulevard Haussmann

75009 Paris France

October 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky
Jason Drory
Vanessa Robertson
Mary Mast

Re:	Abivax SA
Registration Statement on Form F-1

File No. 333-274780

Acceleration Request
Requested Date: Thursday, October 19, 2023
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Abivax SA (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on October 19, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta and Ryan Sansom of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom at + 1 (617) 937-2335, or in his absence, Minkyu Park at +1 (212) 479-6588.

[Signature Page Follows]

Sincerely,

ABIVAX SA

By:	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer

Didier Blondel, Abivax SA
Divakar Gupta, Cooley LLP
Marc Recht, Cooley LLP
Ryan Sansom, Cooley LLP
Denny Won, Cooley LLP
Minkyu Park, Cooley LLP